UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.17)*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	225310 10 1
1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Donald A. Foss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
	5.	SOLE VOTING POWER

NUMBER OF		3,918,544
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,918,544
WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,918,544
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

* The percentage is calculated based upon total outstanding shares of 20,132,972 as of December 31, 2015 as set forth in the Issuer’s Form 10-K filed on February 12, 2016.

Item 1.

(a) Name of Issuer.
Credit Acceptance Corporation.
(b) Address of Issuer’s Principal Executive Offices:
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339

Item 2.

(a) Name of Person Filing:
Donald A. Foss
(b) Address of Principal Business Office, or if none, Residence:
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339
(c) Citizenship:
United States
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
225310 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.     Ownership.

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Donald A. Foss	3,918,544	19.5%	*	3,348,544		-	3,348,544		-
				320,000	(i)	-	320,000	(i)	-
				250,000	(ii)		250,000	(ii)
				3,918,544		-	3,918,544		-

•	The percentage is calculated based upon total outstanding shares of 20,132,972 as of December 31, 2015 as set forth in the Issuer’s Form 10-K filed on February 12, 2016.

(i)	Shares held as collateral in a loan facility at Comerica Bank.

(ii)	Shares held as collateral in a loan facility at UBS.

Item 5.     Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

By:	/s/ Donald A. Foss
Name:	Donald A. Foss